

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2023

Anqiang Chen
Financial Controller
Tuniu Corporation
Tuniu Building No. 32
Suningdadao, Xuanwu District
Nanjing, Jiangsu Province 210042
The People's Republic of China

> **Re: Tuniu Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-36430**

Dear Anqiang Chen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Haiping Li